Exhibit (a)(1)(E)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

OFFER TO EXERCISE

2011 WARRANTS TO PURCHASE COMMON STOCK

NEPHROS, INC.

NOVEMBER 20, 2015

THE OFFER TO EXERCISE

(AND ASSOCIATED WITHDRAWAL RIGHTS)
WILL EXPIRE AT 12:00 MIDNIGHT (EASTERN TIME) ON THE EVENING OF DECEMBER 18, 2015 UNLESS THE OFFER PERIOD IS EXTENDED.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Nephros, Inc. (which, together with its consolidated subsidiary, we refer to herein as “we,” “us,” “Nephros” or the “Company”) is offering to holders of outstanding warrants to purchase an aggregate of 5,008,689 shares of the Company’s common stock at an exercise price of $0.40 per share, issued on March 10, 2011 to investors participating in the Company’s 2011 rights offering (the “Rights Offering Warrants”) and issued on March 10, 2011 to Lambda Investors LLC in connection with a private placement financing transaction (the “Lambda Warrants” and, together with the Rights Offering Warrants, the “2011 Warrants”), an opportunity to exercise the 2011 Warrants at a temporarily reduced exercise price of $0.20 per share of common stock, upon the terms and subject to the conditions described in the enclosed Offer to Exercise and the related Election to Participate and Exercise 2011 Warrants (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Exercise. Please furnish copies of the enclosed materials to your clients for whom you hold 2011 Warrants registered in your name or in the name of your nominee.

Each 2011 Warrant represents the right to purchase 0.04622664225 shares of our common stock, and the temporarily reduced exercise price of $0.20 is a per-share exercise price. Therefore, the number of shares received upon exercise of any 2011 Warrant will be determined by multiplying the number of 2011 Warrants exercised by 0.04622664225 and rounding down, and the exercise price to be paid will be such number of shares multiplied by $0.20. We will not issue any fractional shares upon exercise of 2011 Warrants.

Enclosed with this letter are copies of the following documents:

1.	Offer to Exercise dated November 20, 2015 (the “Offer to Exercise”);

2.	Election to Participate and Exercise 2011 Warrants, for your use in accepting the Offer and tendering 2011 Warrants of your clients;

3.	Letter to Clients, for you to send to your clients for whose account you hold 2011 Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.	Return envelope addressed to Continental Stock Transfer & Trust Company, as the Depositary Agent for the Offer.

Holders of 2011 Warrants must make their own decision as to whether to tender their 2011 Warrants and, if so, how many 2011 Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Exercise and the related Election to Participate and Exercise 2011 Warrants, including the Company’s reasons for making the Offer.

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2011 Warrants that are not tendered during the offer period will thereafter retain their current terms, including the current exercise price of $0.40 per share.

Investing in the Company’s securities involves a high degree of risk. See the section entitled “Risk Factors” in the enclosed Offer to Exercise for a discussion of information that holders should consider before tendering 2011 Warrants in this Offer.

Certain conditions of the Offer are described in “Description of the Offer to Exercise – Section 6: Conditions of the Offer to Exercise” of the Offer to Exercise. In order to be valid, tenders must be in proper form as described in “Description of the Offer to Exercise – Section 8: Procedures for Participating in Offer to Exercise and Exercising 2011 Warrants” of the Offer to Exercise.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight (Eastern Time) on the evening of December 18, 2015 or such later time and date to which the Offer is extended.

If you or your clients tender 2011 Warrants, the tendered 2011 Warrants may be withdrawn before the Expiration Date and retained on their original terms by following the instructions in “Description of the Offer to Exercise – Section 10. Withdrawal Rights.” Under no circumstances will interest be paid on the exercise price of the 2011 Warrants in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in issuing common stock upon the exercise of the 2011 Warrants.

The Company will not pay any commissions to any broker, dealer or other person (other than to the Depositary Agent and the Information Agent, as described in the Offer to Exercise) in connection with the solicitation of tenders of 2011 Warrants pursuant to the Offer. However, the Company will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

Please direct questions or requests for assistance regarding this Offer to Exercise, Election to Participate and Exercise 2011 Warrant, and Notice of Withdrawal or other materials, in writing, to the Depositary Agent at the following address.

Continental Stock Transfer & Trust Company

17 Battery Place, 8th Floor

New York, NY 10004

Attention: Reorganization Department

917-262-2378

Please direct requests for additional copies of this Offer to Exercise, Election to Participate and Exercise 2011 Warrant, and Notice of Withdrawal or other materials, in writing, to the Information Agent: Morrow & Co., LLC, 470 West Avenue – 3rd Floor, Stamford, CT 06902, telephone number 800-662-5200 or via email to nephros.info@morrowco.com.

Sincerely,
/s/ Daron Evans
President and Chief Executive Officer
Nephros, Inc.
41 Grand Avenue
River Edge, New Jersey 07661

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Information Agent or the Depositary Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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